Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-152167

July 29, 2008

China Distance Education Holdings Limited

China Distance Education Holdings Limited, or CDEL, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents CDEL has filed with the SEC for more complete information about CDEL and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents CDEL has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CDEL, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at toll-free 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at toll-free 1-866-500-5408 (calling numbers are not toll-free outside the United States). You may also access CDEL’s most recent prospectus dated July 29, 2008 included in Amendment No.4 to the registration statement on Form F-1 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1438644/000119312508159983/df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No.4 to the registration statement on Form F-1.

(1) The second paragraph of the Prospectus front cover page is as amended:

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We currently expect the initial public offering price to be between $7.00 and $8.00 per ADS. We have applied to have the ADSs listed on NYSE Arca under the symbol “DL.”

(2) The second bullet point in the first paragraph under “Summary—Conventions That Apply to This Prospectus” on page 7 as amended:

•	all of our outstanding series A convertible redeemable preferred shares, or preferred shares, will be automatically converted into ordinary shares immediately prior to this offering; and

(3) The seventh item “Use of Proceeds” under “Summary—The Offering” on pages 8 and 9 as amended:

Use of proceeds	Our net proceeds from this offering are expected to be approximately $57.7 million (assuming an initial public offering price of $7.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and after deducting the underwriting discount and the estimated offering expenses payable by us). If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $66.9 million. We anticipate using these net proceeds for general corporate purposes, including working capital, capital expenditures relating to the expansion of our operations and potential acquisitions.

(4) The second sentence under “Risk Factors—Risks Relating to This Offering—Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.” on page 35 as amended:

As a result, you will experience immediate and substantial dilution of approximately $5.672 per ADS (assuming the conversion of all outstanding preferred shares into ordinary shares and no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS as of March 31, 2008, after giving effect to this offering and the assumed initial public offering price of $7.50 per ADS (the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus).

(5) The last paragraph under “Our Corporate History and Structure—Shareholders Agreement” on page 48 as amended:

The shareholders agreement also provides for other rights enjoyed by holders of our preferred shares, all of which rights will automatically terminate immediately prior to our initial public offering when all of our preferred shares are automatically converted into ordinary shares.

(6) The first paragraph under “Use of Proceeds” on page 49 as amended:

We estimate that we will receive net proceeds from this offering of approximately $57.7 million, or approximately $66.9 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discount and the other estimated offering expenses payable by us and assuming an initial public offering price of $7.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discount and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $7.50 per ADS would increase (decrease) the net proceeds of this offering by approximately $8.1 million.

(7) The entire section entitled “Capitalization” on page 51 as amended:

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008 presented on:

•	an actual basis;

•

a pro forma as adjusted basis to give effect to (i) the issuance and sale of 8,750,000 ADSs in this offering, assuming an initial public offering price of $7.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and assuming the underwriters do not exercise their over-allotment option, and after deducting underwriting discount and estimated offering expenses payable by us; and (ii) the automatic conversion of all of our preferred shares.

There has been no material change in our consolidated capitalization since March 31, 2008.

You should read this section in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and corresponding notes thereto included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	Pro forma as Adjusted(1)
	(In thousands of $, except for share and per share data)
Long-term bank borrowings, current portion	69	69
Long-term bank borrowings, non-current portion	347	347
Series A convertible contingently redeemable preferred shares (par value of $0.0001 per share), 12,996,000 shares issued and outstanding	1,705	—
Shareholders’ equity:
Ordinary shares, $0.0001 par value; 91,877,000 shares issued and outstanding	9	14
Additional paid-in capital	12,606	80,014
Foreign currency translation	1,285	1,285
Cumulative deficits	(509)	(8,509)
Total shareholders’ equity(2)	13,391	72,804
Total capitalization(3)	15,512	73,220

(1)	Assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.
(2)	Excludes 11,045,500 ordinary shares issuable upon the exercise of options granted under our share incentive plan, which was adopted by us on April 18, 2008.
(3)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discount and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $7.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $8.1 million.

(8) The entire section entitled “Dilution” on pages 52 and 53 as amended:

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2008 was approximately $5.5 million, or $0.060 per ordinary share outstanding on that date, equivalent to $0.240 per ADS. Net tangible book value represents total consolidated tangible assets minus the amount of our total consolidated liabilities. Without taking into account any other changes in our net tangible book value after March 31, 2008, other than to give effect to the conversion of all of our outstanding series A convertible redeemable preferred shares into our ordinary shares and our sale of 8,750,000 ADSs in this offering at an assumed initial public offering price of $7.50 per ADS, and after deducting underwriting discount and estimated expenses of this offering payable by us, our pro forma net tangible book value as of March 31, 2008 would have been $64.8 million, or $0.457 per ordinary share and $1.828 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.397 per ordinary share, or $1.588 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $1.418 per ordinary share, or $5.672 per ADS, to new investors purchasing ADSs at the initial public offering price.

The following table illustrates such per ADS dilution. The assumed initial public offering price per share set forth below of $1.875 is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

Assumed initial public offering price per ordinary share	$1.875
Net tangible book value per ordinary share as of March 31, 2008	$0.060
Increase in pro forma net tangible book value per ordinary share attributable to existing shareholders	$0.397
Pro forma net tangible book value per ordinary share after this offering	$0.457
Dilution in pro forma net tangible book value per ordinary share to new investors	$1.418
Dilution in pro forma net tangible book value per ADS to new investors	$5.672

The following table summarizes, on a pro forma basis as of March 31, 2008, the differences between our existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by our existing shareholders and by the new investors purchasing ordinary shares evidenced by ADS in this offering at the initial public offering price of $7.50 per ADS (based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus) and without giving effect to the underwriting discount and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			(In thousands)
Existing shareholders(1)	106,840,594	75.3%	$8,000	10.9%	$0.07	$0.28
New investors	35,000,000	24.7%	$65,625	90.1%	$1.875	$7.50

Total	141,840,594	100%	$73,625	100%

(1)	The number of ordinary shares purchased by existing shareholders takes into account the conversion of all of our series A convertible redeemable preferred shares into ordinary shares.

A $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $8.1 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.057 per ordinary share and $0.228 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.193 per ordinary share and $0.772 per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the underwriting discount and the estimated aggregate offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

In addition, the foregoing discussion and tables assume no exercise of any outstanding options to purchase our ordinary shares. As of the date of this prospectus, there are options outstanding to purchase an aggregate of 11,045,500 ordinary shares at a weighted average exercise price of US$2.995966 per share granted pursuant to our share incentive plan adopted by us on April 18, 2008, which is higher than the assumed initial public offering price per ordinary share of $1.875 (based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). These options are generally subject to a four-year vesting schedule with the first 25% vesting on the first anniversary of the vesting start dates, the earliest of which is May 1, 2009. See “Management—Share Options, Restricted Shares and Share Incentive Plans.”

(9) The last paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 72, as amended:

When applying the income approach, we used a discount rate of 18%, which was our estimated cost of capital. When calculating our cost of capital, we did not include the cost of debt based on our assumption that our long-term capital structure would most likely be debt-free. Our cost of equity was not based on the cost of our preferred shares because such shares will be automatically converted into ordinary shares effective upon the consummation of this offering. We derived our cost of equity by using the Capital Asset Pricing Model, after taking into account the systematic risks reflected in the share price movement of comparable companies, and the non-systematic risks specific to our company.

(10) The last paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 74 as amended:

The fair value of the ordinary shares as of April 18, 2008 is higher than their estimated current fair value as of the date of this prospectus based on an initial public offering price of $7.5 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

(11) The footnote (8) under “Principal Shareholders” on page 127 as amended:

Carol Yu has agreed to become our independent director effective upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Our board of directors has approved the issuance of a certain number of restricted shares to Ms. Yu in three installments. The initial installment of such restricted shares will be issued on the completion of this offering, and the remaining two installments will be issued on the second anniversary and third anniversary of the effective date of this offering. The number of restricted shares to be issued on the initial installment date will be equal to the quotient yielded by dividing US$100,000 by the ordinary share price calculated based on the price at which our ADSs are sold to the public in this offering, which we currently estimate will be 53,333 ordinary shares based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. The number of restricted shares to be issued on each subsequent issuance date will be equal to the quotient yielded by dividing US$100,000 by the ordinary share price calculated based on the closing price of our ADSs listed on NYSE Arca or any then listing venue of the company on such issuance date.

(12) The second paragraph under “Principal Shareholders” on page 127 as amended:

Immediately prior to this offering, under the terms of our preferred shares, all of our outstanding preferred shares will automatically convert into ordinary shares.

(13) The third paragraph under “Related Party Transactions—Share Repurchases and Private Placement” on page 128 as amended:

In accordance with the provisions of our shareholders agreement entered into with the three holders of our preferred shares, we adjusted the conversion price of the preferred shares to $0.534636 per share due to our net profit (as defined in the shareholders agreement) for the fiscal year ended September 30, 2007 not reaching a pre-determined target of RMB50 million ($7.1 million), as a result of which each preferred share became convertible into 1.1514 ordinary shares. In addition, the conversion price of our preferred shares may be subject to further adjustment if our net profit (as defined in the shareholders agreement) for the fiscal year ending September 30, 2008 does not reach a pre-determined target of RMB100 million ($14.3 million), provided, however, that no such adjustment will occur if our initial public offering is completed by December 31, 2008.

(14) Insertion of a new sentence at the end of the first full paragraph under “Related Party Transactions—Shareholder Agreement” on page 128 as amended:

On July 25, 2008, the parties amended the shareholders agreement solely for the purpose of revising the definition of a qualified public offering to be a firm commitment underwritten public offering of our ordinary shares as represented by ADSs on NYSE Arca.

(15) Insertion of a new paragraph proceeding “Related Party Transactions—Transactions with Certain Related Parties” on page 128:

Conversion of Our Preferred Shares

On July 25, 2008, all holders of our preferred shares, voting as a single class, unanimously consented to each preferred share being automatically converted into our ordinary shares on a conversion price of US$0.534636 immediately prior to this offering, provided that such consent will be revoked and withdrawn in the event that the offering is not consummated on or prior to December 31, 2008.

(16) The third full paragraph under “Related Party Transactions—Shareholders Agreement” on page 129 as amended:

We will have no obligations to effect any demand, piggyback or F-3 or S-3 registration with respect to any registrable securities after five years following the consummation of our initial public offering.